FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

ViRexx Medical Corp. ("ViRexx" and/or the “Company”)
8223 Roper Road
Edmonton, Alberta
T6E 6S4

Item 2	Date of Material Change

December 23, 2008

Item 3	News Release

On December 23, 2008, a press release was issued from Edmonton, Alberta and disseminated by Marketwire.

Item 4	Summary of Material Change

The Company announced that Paladin Labs Inc. ("Paladin") has become the sole shareholder of ViRexx.

Item 5	Full Description of Material Change

5.1           Full Description of Material Change

On December 23, 2008, the Company announced that in accordance with the Order for Reorganization in ViRexx’s Proposal Proceedings under the Bankruptcy and Insolvency Act (Canada) and under the Alberta Business Corporations Act which have been previously announced, Paladin, a leading Canadian specialty pharmaceutical company, has become the sole shareholder of ViRexx.

Immediately prior to Paladin becoming the sole shareholder of ViRexx, all existing issued and outstanding shares and options of the Company were, pursuant to the Court Order, cancelled without payment or other consideration. One of the other consequences of Paladin becoming the sole shareholder is that the Company will take the steps necessary to cease being a reporting issuer in Canada and the United States.

5.2           Disclosure for Restructuring Transactions

See Item 5.1.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Samira Sakhia
President
(514) 340-5067

Item 9	Date of Report

December 23, 2008